Filed Pursuant to Rule 253(g)(2)

File No. 024-11018

YOUNOW, INC.

SUPPLEMENT NO. 1 DATED AUGUST 3, 2020

TO THE OFFERING CIRCULAR DATED JULY 30, 2020

This document supplements, and should be read in conjunction with, the offering circular (the “Offering Circular”) of YouNow, Inc. (the “Company”) dated July 30, 2020, as it may be amended or supplemented from time to time:

Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular. This Supplement No. 1 to the Offering Circular is not complete without, and may not be delivered or used except in connection with, the Offering Circular referred to above.

The purpose of this supplement is to disclose the name change of the Third Party Developer, to provide information about the addition of the Paltalk app to the Props Network and to make adjustments to Annex B to reflect changes in the distribution of Props Tokens to Camfrog users.

The following text should be considered part of the Offering Circular:

On May 15, 2020, PeerStream, Inc., which is defined as the Third Party Developer in the Offering Circular, changed its name to Paltalk, Inc. All references in the Offering Circular to PeerStream, Inc., PeerStream or the Third Party Developer should be understood to mean Paltalk, Inc. All references in the Offering Circular to a single Third Party Developer App should be understood to mean two Third Party Developer Apps. All references in the Offering Circular to the Third Party Developer App should be understood to mean the Third Party Developer Apps. Except in Annex B, all references in the Offering Circular to “Annex B: PeerStream Plan of Props Token Usage” should be understood to mean “Annex B: Paltalk, Inc. Plan of Props Token Usage for the Camfrog App” and “Annex C: Paltalk, Inc. Plan of Props Token Usage for the Paltalk App.”

The following paragraph replaces the second paragraph under “Offering Summary – Overview” on page 1 of the Offering Circular:

There are currently three Props Apps, all of which are designed to give Props Tokens holders these premium in-app experiences. The first such app was created by the Company and is now owned and operated by a third party. See “Description of Business—Sale of the Props Live Video App.” It is a livestreaming application, which we refer to as the “Props Live Video App.” See “Annex A: Props Live Video App Plan of Props Token Usage” for additional information. In addition, a third party app developer, Paltalk, Inc. (the “Third Party Developer”), has incorporated functionalities for Props Tokens into two apps, which we refer to as the “Third Party Developer Apps.” See “Annex B: Paltalk, Inc. Plan of Props Token Usage for the Camfrog App” and “Annex C: Paltalk, Inc. Plan of Props Token Usage for the Paltalk App” for additional information. We expect these Props Apps, as well as additional Props Apps we anticipate will be developed by third parties in the future, will provide the types of functionalities described below, subject to each app’s terms and conditions:

The title of Annex B on page 150 of the Offering Circular is changed to “ANNEX B: PALTALK, INC. PLAN OF PROPS TOKEN USAGE FOR THE CAMFROG APP.”

The following two paragraphs replace the first two paragraphs under “Props Rewards” on page 150 of the Offering Circular:

PeerStream plans to reward users of the Camfrog app with Props Tokens. PeerStream anticipates that, with Props, rewards will be paid out to all contributing users of Camfrog, a group that PeerStream believes will be comprised of 90% of all Camfrog users (varying by month).

The total amount of Props Tokens to be given by PeerStream as rewards to Camfrog users on an annual average basis is currently expected to be equal to approximately 30% of the Props Tokens allocated to Camfrog by the Protocol Rewards Engine. However, as Protocol Rewards will decrease over time, it is anticipated that Camfrog will grow this reward allocation to 70% in the future. See “Description of the Props Network — The Protocol Rewards Engine” for additional detail regarding the amount of Props Tokens made available for rewards by all apps each day.

The following information replaces the information under “Protocol Rewards Engine Earned Props” on page 152 of the Offering Circular:

Protocol Rewards Engine Earned Props

PeerStream Holdings	30%
Reserved for future use	40%
Camfrog User Rewards	30%

●	Member Rewards

○	Profile Completion Bonus	1%

○	Publish your live video feed /Join a Room Daily Streak	4%

●	Patron Rewards

○	Send a Gift Daily Streak	2.5%

○	Send a Gift Bonus	6%

●	Creator Rewards

○	Gifts Received Bonus	16.5%

The following paragraph replaces the first paragraph on page 153 of the Offering Circular:

PeerStream intends to optimize the amount of Props Tokens awarded for qualifying actions so that on an annual average basis, approximately 30% of rewards that Camfrog generates from the Protocol Rewards Engine are distributed to users and content creators. PeerStream reserves the right to change distribution allocations in the future, at its sole discretion.

The following text should be considered part of the Offering Circular as a new Annex C:

ANNEX C: PALTALK, INC. PLAN OF PROPS TOKEN USAGE FOR PALTALK APP

As described above, we have designed the Props Network so that it may incorporate Props Apps into a functioning network and token economy if or when third-party app developers are ready to begin operating Props Apps. See “Description of the Props Network—the Props Apps” for an additional description of Props Apps, generally. Upon filing this supplement, there will be two Props Apps created by PeerStream, Inc. operating on the Props Network. One, the CamFrog app, is described in Annex B. We have described the other app, the Paltalk app, in this Annex C.

PeerStream will be deemed to be a statutory underwriter under Section 2(a)(11) of the Securities Act. PeerStream has prepared information to be included in Annex B and in this “Annex C: Paltalk, Inc. Plan of Props Token Usage for Paltalk App,” but has not prepared any other portions of this offering statement.

Overview

Paltalk is available on Windows, Mac OS, iOS, and Android. The product can be downloaded from www.paltalk.com, the Google Play Store, or the Apple App Store.

●	Paltalk is an interactive social media application, or “app,” that enables individuals to self-organize around topics and users with common affinities through live audio and video feeds. The application provides access to thousands of chat rooms in numerous languages across the world. Within each chat room there are numerous live video streams where participants can chat with one another via video, text, or audio. These live video streams are routed through PeerStream’s global network of servers around the world to help facilitate low latency, real-time communication. Discussion topics in chat rooms range from making friends, singing karaoke, or numerous other topics of interest. Users have the ability to obtain in-app benefits from subscriptions and virtual currency purchases.

●	Paltalk has four subscription levels: “Plus,” “Extreme,” “VIP,” and “Prime.” Each level enables a user to be ranked and sorted higher within the various chat rooms on the platform.

●	Paltalk Credits are an in-app (non-crypto) currency that may not and technologically cannot be transferred outside of the Paltalk app. The currency enables users to send virtual gifts such as cars, beers, or roses to other members along with a custom message. The more gifts users send and receive, the higher their status is represented in the community through iconography. This is intended to further enhance their status within the community in both chat rooms and on their user profile pages.

●	The addition of Props is designed to be a mechanism used to retain users and reward various actions within the platform as described below.

Props Rewards

PeerStream plans to reward users of the Paltalk app with Props Tokens. PeerStream anticipates that, with Props, rewards will be paid out to all contributing users of Paltalk, a group that PeerStream believes will be comprised of 90% of all Paltalk users (varying by month).

The total amount of Props Tokens to be given by PeerStream as rewards to Paltalk users on an annual average basis is currently expected to be equal to approximately 30% of the Props Tokens allocated to Paltalk by the Protocol Rewards Engine. However, as Protocol Rewards will decrease over time, it is anticipated that Paltalk will grow this reward allocation to 70% in the future. See “Description of the Props Network — The Protocol Rewards Engine” for additional detail regarding the amount of Props Tokens made available for rewards by all apps each day.

Users may earn Props Tokens for each of the below described activities:

●	Completing a Profile. When users register an account, they will have the option to complete their public profile to help other users connect with them. This includes uploading a public profile photo, verifying their email address, and adding a buddy to their contact list. When a Paltalk user completes the profile information listed above, the user may be eligible to receive a profile completion bonus. Profile completion can only be rewarded once in an account’s lifetime.

●	Achieving a Daily Streak for Joining Live Group Video Chat Rooms. Group video chat rooms are one of the fundamental uses of the Paltalk app. PeerStream intends to award members for completing a daily streak of joining a group video chat room for at least two minutes per day. Maintaining a daily streak, without missing a day, can build a multiplier that is visually displayed to users in their user profile and Props dashboard to show the duration of their streak of joining group video chat rooms.

●	Achieving a Daily Streak for Publishing Video in a Chat Room. In addition to text chat, Paltalk chat rooms have a live video component in which users can view each other on cam within the room. PeerStream intends to award members for publishing their video in a chatroom for each day they do for at least 5 minutes per day. Maintaining a daily streak, without missing a day, can build a multiplier that is visually displayed to users in their user profile and Props dashboard to show the duration of their streak of publishing their video in chat rooms.

●	Achieving a Daily Streak for Sending Virtual Gifts. Paltalk users can send virtual gifts to one another as a means to communicate with other users on the platform. The sender of a virtual gifts also earn experience points (XP) that can unlock higher status within the app. PeerStream intends to award virtual gift senders with Props Tokens for each day they send at least one gift, without missing a day.

●	Receiving a Virtual Gift. When Paltalk users receive a virtual gift, they earn experience points (XP) that help them unlock higher social networking status in the app, also known as an achievement level. PeerStream intends to award virtual gift recipients with Props Tokens in addition to the above-mentioned experience points to reward virtual gift recipients with increased in-app social network standing and benefits. In addition, maintaining a daily streak of receiving virtual gifts from other users, without missing a day, can build a multiplier that is visually displayed to users in their user profile and Props dashboard to show the duration of their streak of receiving virtual gifts.

●	One-Time Events. Users may also win one-time competitions or other in-app events and competitions that will make the user eligible to receive a reward in Props Tokens.

The number of Props Tokens earned for each rewarded action will be paid out based on a rolling average of Props Tokens earned from the Protocol Rewards Engine and adjusted based on user activity. Based on historical user activity, PeerStream currently expects that Props Tokens will initially be awarded as follows:

Protocol Rewards Engine Earned Props

PeerStream Holdings 30%

Reserved for Future Use 40%

Paltalk Rewards 30%

Protocol Rewards Engine Earned Props

Paltalk Rewards 30%

●	Member Rewards 10%

○     Profile Photo Upload 2%

○     Complete Your Profile 3%

○     Email Address Verification 4%

○     Add Your First Pal 1%

●	Patron Rewards 15%

○     Send a Gift Daily Streak 10%

○     Room Join Daily Streak 5%

●	Creator Rewards 5%

○     Publish your live video feed Streak 5%

The actual number of Props Tokens earned for qualifying actions described above is expected to be subject to change and adjustment based on Protocol Rewards Engine earnings, daily active user counts, and Paltalk user activity with respect to such qualifying actions. Depending on the amount of user activity involving certain qualifying actions, the amount of Props Tokens that may be earned for such qualifying action may vary substantially from PeerStream’s initial expectations.

Immediately upon completing the above-described activities, users will receive an in-app notification indicating that Pending Props have been received as well as added to their Props dashboard and account history. As described under “Description of the Props Tokens Being Offered — Pending Props in Props Apps,” these Pending Props are not transferable and represent provisional accounting mechanisms used by the Props Network participants to signify who is provisionally entitled to receive Props Tokens because they have completed certain in-app activities or received one-time discretionary grant rewards. In order for a user with Pending Props to receive Props Tokens, fraud checks or, as applicable, KYC, AML, and other checks will also need to be completed, and thereafter PeerStream will issue Props Tokens as described under “Plan of Distribution — App Rewards.” See “— Terms of Receiving Rewards” for additional information.

PeerStream intends to optimize the amount of Props Tokens awarded for qualifying actions so that on an annual average basis, approximately 30% of rewards that Paltalk generates from the Protocol Rewards Engine are distributed to users and content creators. As described above, this percentage is anticipated to change over time. PeerStream reserves the right to change distribution allocations in the future, at its sole discretion.

Any rewards of Props Tokens are subject to a user having completed certain requirements to claim them. See “— Terms of Receiving Rewards” for additional details. These rewards are initially made in Pending Props, which have limited functionality. See “Description of the Props Tokens Being Offered — Pending Props in Props Apps” for additional details regarding Pending Props.

One-Time Discretionary Grants

Upon filing of this supplement, existing members of the Paltalk app may be eligible to claim Props as a one-time award for their continued loyalty. PeerStream intends to recognize the important role that pre-existing users will have in the Paltalk app with Props by, in its sole discretion, making one-time grants to certain of these users in order to “grandfather” pre-existing social status in Paltalk.

PeerStream intends to distribute up to 150,000 Props Tokens pursuant to these one-time grants under this offering circular. These one-time grants will be distributed only to those persons who have been selected by PeerStream. PeerStream will select the persons eligible to receive these one-time grants at its sole discretion, though PeerStream expects that it will offer this opportunity to all users who have generated meaningful activity on Paltalk in the past and that PeerStream believes will make meaningful contributions in the future. The amount of Props Tokens each of these users will receive will also be determined in PeerStream’s sole discretion, which PeerStream intends to exercise in such a way to reward its existing members for their continued loyalty and increase their social network status appropriately.

The Role of Props Tokens in Paltalk

Props Tokens in Paltalk can act as a rewards and loyalty program providing various social network benefits to Props Token holders without requiring a Props Token holder to “spend” them to enjoy benefits in Paltalk. PeerStream may provide users with these premium bonuses based on their “wallet” balance (including Props tokens and, in some cases, recorded Pending Props) in two main categories: milestone and relative. Milestone bonuses are based on an absolute wallet value, while relative bonuses are based on the user’s wallet balance relative to other Paltalk users.

The description below provides a summary of premium bonuses that Props Token holders and, in some cases, persons with recorded Pending Props may be entitled to receive in Paltalk.

Milestone bonuses are summarized as follows:

●	Complimentary Access to Chat Sticker Packs, Flair, Color Nicknames. The level of Props Token holdings (and recorded Pending Props) may give a user access to complimentary chat sticker packs, flair, or color nicknames, including exclusive sticker packs not available to users who do not hold Props Tokens or Pending Props. A complimentary chat sticker pack, flair, or color nickname may be made available to the user based on their wallet balance (including Props Tokens or recorded Pending Props). These complimentary chat sticker packs, flair, or color nicknames can be accessed if a member holds and maintains a wallet balance above the following:

○ 0.250 Props	“Paltalk Classic” chat sticker pack;
○ 1.500 Props	“Oh Deer” chat sticker pack;
○ 5.000 Props	“Frog Fun 2” chat sticker pack;.
○ 25.000 Props	“Blue Star” Flair lasting 1 week;
○ 100.000 Props	“Silver Star” Flair lasting 1 week; and
○ 250.000 Props	“Green” Color Nickname lasting 1 week.

PeerStream reserves the right to adjust these milestone levels and add additional milestone levels at its sole discretion.

Relative bonuses are summarized as follows:

●	Unlock Exclusive Virtual Gifts. The level of Props Token holdings (and recorded Pending Props) may give a user access to unique virtual gifts that users who do not hold Props Tokens or Pending Props will not be able to give. Virtual gifts in the “Props Pro” virtual gifts category will only be available to users in the top 30th percentile of Props Token holdings for all Paltalk users. PeerStream reserves the right to adjust these percentages in its sole discretion.

●	Unlock Exclusive Flair Icons. The level of Props Token holdings (and recorded Pending Props) may give a user access to unique flair icons that users who do not hold Props Tokens or Pending Props will not be able to utilize. Flair icons are a graphical representation of status symbols displayed in Paltalk next to the user’s name in chat, contact lists, videos, profiles, leaderboards, and anywhere else a username is represented in Paltalk. Props holder exclusive flairs may be available to users within the top 5th percentile of all users of Paltalk, with more flair icons afforded to Props Token holders in higher percentiles of Props Token holdings. PeerStream reserves the right to adjust these percentages in its sole discretion.

In the future, Props Token holders may be entitled to receive certain discounts on the purchase of in-app currencies, subscription upgrades and other in-app virtual goods, such that Props Token holders will be able to purchase Paltalk Coins or subscriptions at a lower cost in U.S. Dollars. PeerStream anticipates that it will only offer this benefit to Props Token holders who are in the top 20th percentile of Paltalk Props Token (and Pending Props) holdings.

The Paltalk user interface will show how many Props Tokens users hold, as well as what status benefits their level of Props Tokens entitles them to receive. In addition, PeerStream intends to communicate with users regarding the levels of Props Token holdings that entitle users to specific in-app benefits through in-app communications.

As described under “Description of the Props Tokens Being Offered,” users must have a “wallet” in order to receive Props Tokens. Once a wallet has been created, in order to use Props Tokens in Paltalk and enjoy the above-described functionalities, users must connect their wallet to their Paltalk account by taking the following steps: (1) users will be prompted by the Paltalk app to sign a message proving their ownership of a particular wallet and its associated Props Token balance, (2) users sign a message in the wallet app (to be used as proof), (3) users submit this signature to the Paltalk app, which usually involves a copy-paste of the message, and (4) once a connection is verified, users’ Props Token balance will be counted towards their Paltalk profile. For example, User X’s status in the Paltalk app will be derived from the Props Token balance in User X’s wallet and their Pending Props balance.

Terms of Use and Terminations

In order to participate and use the Paltalk app, users must accept the terms of use of Paltalk, and users under the age of 18 must generally have the consent of their parents or guardians to accept the terms. Paltalk’s terms of use also define when users may not receive rewards and when rewards may not be delivered. In addition, PeerStream may terminate a user’s participation in the rewards program for any reason without prior notice. Additionally, PeerStream may suspend or terminate a user’s account, or otherwise terminate a user’s participation in Paltalk’s rewards program if PeerStream determines or suspects, in its sole discretion, that the user has violated the terms of use or any other agreement with PeerStream.

Upon termination of a user’s account or a user’s participation in the rewards program, PeerStream will not have any obligation to afford the user any use or benefits of the user’s Props Tokens in Paltalk, and any Pending Props not yet awarded to the user may be cancelled. The user may, however, still be entitled to use any Props Tokens already in his or her possession in any other Props Apps, subject to their terms and conditions of use.

Terms of Receiving Rewards

You may receive Props Tokens in connection with the Paltalk rewards program as described in “Plan of Distribution.” Any rewards are made subject to additional administrative steps and checks that must be completed prior to a Paltalk user claiming Props Tokens. Users will only be able to receive Props Tokens when they have completed all of these necessary steps and Paltalk has completed its required steps. Below is a description of the steps that must be taken in order to receive Props Tokens through Paltalk:

Steps to Be Taken by the User

Prior to any distribution of Props Tokens to Paltalk users, we require that a recipient complete standard KYC and AML procedures, complete all tax forms requested by us or PeerStream, and complete any other documentation we may require. We anticipate that the KYC and AML procedures, tax forms, and documentation required of users earning Props Tokens in amounts below a certain threshold set in our discretion will be more basic, in order to minimize unnecessary administrative burdens on users. For example, we may not require tax forms for users receiving small numbers of Props Tokens. Once a user has reached a maximum threshold of total Props Tokens earned, however, we may require that the user complete additional KYC and AML procedures, tax forms, and documentation in order to receive Props Tokens.

These steps must be completed within 120 days of the date that a user received a Pending Props. Pending Props received in connection with performance of activities in the Paltalk app or as a receipt of a one-time discretionary grant may expire if a user does not complete these steps within 120 days of receiving them. As a result, if a user that is given Pending Props in connection with in-app activities or in connection with one-time discretionary grant offer simply fails to complete these steps within 120 days of receiving them, the Paltalk user may never obtain the Props Tokens. PeerStream may cancel any such Pending Props. PeerStream does not anticipate exercising this discretion to revoke Pending Props associated with activities performed in the Paltalk app except in cases of users apparently abandoning them. If PeerStream were to determine to exercise its discretion to revoke Pending Props, PeerStream intends to communicate with any user with such Pending Props prior to revoking them, via in-app communications and via email.

In order to limit the role of Pending Props on the Props Network and encourage users to complete KYC and AML checks, PeerStream may limit the number of Pending Props a user may accrue to 100,000 if they have not yet completed the steps described under “—Steps to Be Taken by PeerStream.” Users may not accrue more than this maximum number of 100,000 Pending Props through the Paltalk app, and users will not receive Pending Props in connection with in-app activities if the user has already reached this maximum number. PeerStream reserves the right to adjust this number in its sole discretion. For purposes of calculating the maximum number of Pending Props that may be accrued, PeerStream intends to not count any Pending Props associated with a user’s account in connection with one-time discretionary grants made pursuant to the offering statement in which this offering circular is included.

PeerStream may require that a user has obtained a minimum number of 50 Pending Props before PeerStream allows the user to complete KYC and AML procedures. As a result, users must have this minimum number of Pending Props prior to receiving any Props Tokens as rewards in the Paltalk app. Users may also be required to affirmatively “claim” Props Tokens. In order to issue Props Tokens to a user’s wallet, users must affirmatively “claim” them. Users can view the number of Pending Props they have received, the number of Pending Props that represent the number of Props Tokens that can be issued to their wallet (indicated as “Props Available to Claim”), and the number of Props Tokens that currently reside in their wallet (indicated as “Props in Wallet”). Underneath the number of Props Available to Claim, there is a button labeled “Claim Props.” In order to claim Props Tokens and have them issued to a wallet, users must click on “Claim Props” and indicate the number of Props Tokens that the user wants to be issued into the user’s wallet.

Once a user has indicated the number of Props Tokens to be issued, the issuance is effected on the Ethereum blockchain, and the user’s wallet will reflect a corresponding decrease in Props Available to Claim and increase in “Props in Wallet.”

As described under “Description of the Props Tokens Being Offered—Receiving Props Tokens,” receipt of Props Tokens requires a “wallet”-which is the form in which a public key can be presented and recorded on the Ethereum blockchain. Props Tokens may be received into wallet accounts in any amounts, including in fractional amounts of a whole Props Token.

Steps to Be Taken by PeerStream

Props Tokens may only be distributed to Paltalk users after the completion of PeerStream’s processes to confirm that rewards are validly issued pursuant to the terms of use of Paltalk. It is anticipated that these checks may take up to ten days for user rewards in Paltalk.

After the completion of all of these steps, PeerStream will initiate a transaction on the Ethereum blockchain to cause the requisite number of Props Tokens to be associated with a “wallet” specified by the user. See “Description of the Props Tokens Being Offered—Token Transfers” for additional information regarding Props Token transfers. Prior to the issuance of Props Tokens to a user’s wallet, users must “claim” their Props Tokens by indicating the number of Props Tokens to be issued to the user’s wallet. See “Plan of Distribution—YouNow Offering—Props Live Video App User Rewards” for more information about this process. Upon initiation of this transaction, the corresponding number of Pending Props will be cancelled from the user’s account. Users must complete the requirements described in “Description of the Props Tokens Being Offered—Receiving Props Tokens.” Distribution by PeerStream of the Props Tokens and final settlement will only be made once the transfer of Props Tokens from a wallet controlled by PeerStream to the user’s wallet is confirmed by Validators on the Ethereum blockchain.

Prior to settlement, Paltalk users have no right to receive Props Tokens, and if YouNow or PeerStream were to dissolve or liquidate, or if YouNow or PeerStream would cease to reward users of Paltalk with Props Tokens, then users will have no right to receive Props Tokens, and they may never receive these Props Tokens.

* * *

From time to time, we may further supplement the Offering Circular or amend the offering statement of which the Offering Circular is a part, by filing additional supplements or amendments. You should read the entire Offering Circular, as supplemented or amended, before deciding whether to invest.